



EASTMAIN

RESOURCES INC.

FIRST QUARTERLY REPORT FOR THE PERIOD ENDING – January 31, 2010

The Company is focused on the exploration and discovery of ore deposits within Canada's newest mining district – the Eastmain/Opinaca (Éléonore) region of James Bay, Québec. Eastmain owns 100% of two gold deposits, Eau Claire and Eastmain, along with a new early-stage discovery in joint venture with Goldcorp Inc. and Azimut Exploration Inc. The Company also holds a number of other projects with very high mineral potential within the region.

Clearwater Project

During the period, the Company reported final assay results for drilling completed within the Eau Claire gold deposit in 2009. Over 40 gold-bearing, quartz-tourmaline veins, several of which contained over one-half ounce per ton of gold, were intersected in the final phase of 2009. Highlights from the program included up to 12.07 grams per tonne (g/t) gold over 5.5 metres, including 41.10 g/t (1.20 ounces per ton) over a half-metre in hole ER09-233, and 7.05 g/t gold over an 8.0-metre interval that also contained 60.90 g/t (1.78 oz/ton) gold over 0.5 metres in hole ER09-232.

Over the last two years more than 25% of all vein intercepts drilled contain over one ounce gold per ton. 70% of all gold-enriched vein and schist material intersected at Eau Claire within this period contains one-half (0.50) ounce gold per ton over an average thickness of 1.34 metres.

Within the past 24 months, 500 gold-bearing quartz-tourmaline vein intervals with an average grade of 12.4 g/t Au (0.36 oz/ton), at an average thickness of 1.37 metres, have been intersected within the upper one-third of the deposit. 400 vein intervals contain an average grade of 15.2 g/t Au (0.44 oz/ton); 300 vein intervals averaged 18.4 g/t Au (0.54 oz/ton); 200 vein intervals contain an average of 24.6 g/t Au or 0.72 oz/ton; 100 vein intervals contain 43.0 g/t Au (1.26 oz/ton) and 50 intersections have an average of 66.4 g/t Au or 1.94 oz/ton.

During the same period, metallurgical test work completed by SGS Lakefield Research resulted in impressive total gold recoveries (gravity + flotation + cyanidation) from the P, JQ, R and S Veins. Cyanidation tests of gravity tailings, combined with gold recovered from gravity separation, produced total gold recoveries ranging from approximately 95.7 to 98.8%. Acid base accounting tests also confirmed that waste from veins processed at SGS is non-acid generating and therefore does not pose any environmental liability. Further testing to determine other metallurgical parameters and optimal processing is still underway. As previously reported, high concentrations of the rare metals tellurium and bismuth occur as byproducts in gold-bearing veins at Eau Claire. Additional work is focused on establishing the metallurgical behaviour of these metals.

An updated resource estimate, which will integrate drill results from the past two years with previous calculations is underway. The most recent resource estimate for the Eau Claire gold deposit, completed in 2005, was based on 182 gold-bearing vein intercepts. The 500 gold-bearing veins, intersected within the upper one-third of the deposit over the past two years, have a higher average grade than the previous estimate. 60 high-grade drill intercepts are also from the T-Vein group, which is located north and outside the previous resource limits. Deep drilling in 2003 intersected a group of veins (6V1 to 6V4) located below the main deposit. These vein intercepts are now considered to be equivalent to the T-Vein group, suggesting important resource expansion potential for the future.

A $3 million budget has been approved for 2010. Work will include expansion of the resource through drilling of the high-grade vein system located in the 850 West Zone, 400 metres west of the main group of veins at Eau Claire, and exploration of the newly discovered Boomerang Prospect, 500 metres east of the deposit. Continued drilling is also planned to expand gold resources within the T group of veins, which are located beneath or footwall to Eau Claire. Additional metallurgical test-work will continue to define the optimal flow-sheet design for Eau Claire. Deposit and property-scale drilling and surface exploration work is planned to continue throughout 2010.

Éléonore South Joint Venture

During 2009 the Company completed 14 drill holes for a total of 3,697 metres at the Éléonore South Joint Venture. Nine of 12 drill holes intersected wide intervals of gold-bearing sediments and felsic intrusive rocks forming a 1.2-kilometre-long, gold-enriched, geochemical halo in the JT Gold Target area. Drilling to date has defined three parallel mineralized lenses forming a crescent-shaped pattern resembling a mirror image of Goldcorp's Roberto gold deposit. This large, near-surface gold halo occurs within altered mine series rocks, similar in nature to those forming the geochemical halo surrounding the Roberto deposit, located approximately 12 kilometres northwest of the JT Zone. The JT Gold Target remains open to the north, the south and at depth.

Goldcorp recently reported a substantial increase in total gold resources at Éléonore, which now comprise 3.2 million ounces of gold as indicated resources and 6.2 million ounces as inferred resources. Pre-feasibility studies suggest that the deposit will be a low-cost, long-life producing mine with annual production forecasted at 330,000 ounces of gold.

The 2009 drill program, funded equally by Eastmain and Goldcorp, will result in an increase in project ownership to approximately 35.3% for both parties. Eastmain, the project manager, has recommended additional drilling to test a number of targets in 2010, including both the lateral and vertical extensions of the JT Gold Zone, in search of ore-grade material at Éléonore South.

Eastmain Mine Property

Previous work includes a ramp and two levels of underground development linking the A and B Zones for future production. The average grade of 106 historic drill holes, within the A and B Zones of the Eastmain deposit, is 18.92 g/t gold or 0.55 ounces per ton gold (Au), 16.06 g/t silver (Ag) and 0.24% copper (Cu) across 3.96 metres. Exceptional drill results within the deposit include: 53.28 g/t Au (1.56 ounces per ton), 59.20 g/t Ag and 0.20% Cu over 13.2 metres or 43.3 feet; 125.43 g/t Au (3.66 ounces per ton), 13.80 g/t Ag and 0.12% Cu across 3.66 metres; and 36.73 g/t Au (1.07 ounces per ton), 18.88 g/t Ag and 0.21% Cu over 9.05 metres.

Work completed by the Company over the past year has confirmed a 10-kilometre-long, gold-rich trend in the central portion of the property, lateral to the Eastmain gold deposit. Rock sampling has also confirmed a spatial association between gold mineralization and the ultramafic and mafic volcanic flows that host the Eastmain Mine. Within this mine trend, a number of significant cross-cutting, gold-bearing shear zones and several large gold-in-soil anomalies occur within untested VTEM conductive zones and magnetic anomalies. Several highly anomalous rock samples ranging from 4.38 to 43.6 g/t gold were taken from a kilometric-sized mineralized shear zone, northwest of the deposit.

A $3 million exploration budget has been approved. Drilling designed to expand the Eastmain Gold deposit at depth and laterally in both directions, within adjacent horizons stratigraphically above and below the main mine trend, will begin in the second fiscal quarter.

Reservoir Project

The Company has allocated a drill budget to evaluate its 100%-owned Reservoir Project, located approximately 60 kilometres southwest of Goldcorp's Roberto deposit and approximately 45 kilometres west of the Eau Claire gold deposit. Reservoir hosts a large copper-gold occurrence in volcanic rocks, which are in close proximity to a regional structural/stratigraphic break important in the formation of gold deposits within the district. Previous diamond drill intercepts include 20- to 125-metre widths of anomalous copper-gold, ranging from 0.20 to 2 grams per tonne gold, with higher grade zones of up to 5.35 g/t Au (gold) across 6.0 metres. Surface channel samples assayed up to 36 g/t gold, 8.15% copper and 52 g/t silver. $500,000 has been approved for surface exploration and drilling in 2010.

Financial

The Company's current assets are comprised of $10.9 million cash and cash equivalents, $3.2 million in marketable securities and $2.6 million in exploration rebates receivable from the province of Québec. During the quarter, the Corporation completed a flow-through private placement, subscribed to by directors, officers, service providers to the Corporation and one institution, for gross proceeds of $415,835 at an issue price of $1.75 per share, with no warrant. As at January 31, 2009 there were 86.9 million shares issued and 6.86 million warrants outstanding at an average exercise price of $1.91 per share, and 4.7 million options at an average exercise price of $0.83 per share. Subsequent to the reporting period, the Company completed a $5-million, flow-through private placement with Casimir Capital Inc. at $2.50 per share – a 78% premium to market price.

Outlook

The Corporation is well positioned with sufficient working capital to continue its exploration programs for the foreseeable future. Our $7.65 million exploration budget for 2010 will focus on drilling at our wholly-owned Eau Claire deposit, the Eastmain Mine and Reservoir Projects and the Éléonore South Joint Venture.

We look forward to advancing our projects toward additional discoveries, through multiple work programs in the James Bay District in 2010.

Donald J. Robinson, Ph.D., P. Geo.
President and Chief Executive Officer
March 17, 2010

All scientific and technical data disclosed in this report has been prepared under the supervision of, and verified by Dr. Donald J. Robinson, a "qualified person" within the meaning of National Instrument 43-101. For further details on the properties of the Corporation, please refer to the 2009 Annual Information Form available on SEDAR at www.sedar.com .

Forward-Looking Statements

Certain information set forth in this letter may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Corporation, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, dependence upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

EASTMAIN RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements (the "unaudited interim consolidated financial statements") of Eastmain Resources Inc. (the "Company" or "Eastmain") for the quarter ended January 31, 2010 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All statements, other than historical facts, included herein, including without limitation, statements regarding potential mineralization, resources, exploration results and future plans and objectives of the Company are forward-looking statements and involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated. Factors which may cause actual results and events to differ materially from those anticipated include, but are not limited to, actual results of mineral exploration and development, availability of financing, changes in applicable regulations, mineral value, equity market fluctuations and cost and supply of materials.

This management's discussion and analysis is dated March 11, 2010.

Corporate Overview

The Company, incorporated under the laws of Ontario, and its wholly-owned subsidiary, Eastmain Mines Inc. are engaged in the mineral exploration and development of resource properties, primarily those containing gold, silver, copper, nickel and zinc, within Canada.

The Company is primarily focused on gold exploration in the Eastmain/Opinaca area of James Bay, Québec, a region that is becoming one of Canada's most important areas for mineral exploration and discovery. The Company holds 12 properties covering over 1200 km^2 in the frontiers of James Bay, including 100% interest in two gold deposits – Eau Claire and the Eastmain Mine. The Company also holds a 1/3 interest in, and manages exploration of, the Éléonore South project, a mineral exploration joint venture located immediately south of Goldcorp Inc.'s ("Goldcorp's") Roberto gold deposit.

In 2006 Goldcorp Inc. purchased the Éléonore property, which includes the Roberto gold deposit, from Virginia Mines Inc. in a transaction valued at US$406 million (Goldcorp 2006 First Quarter Report). As of February, 2010 the Roberto deposit had 3.15 million ounces of measured and indicated gold resources contained in 8.22 million tonnes at an average grade of 11.92 g/t Au, and 6.25 million ounces of inferred resources within 15.03 million tonnes at an average grade of 12.93 g/t Au (Goldcorp website). Goldcorp's current focus is preparation for the construction of an exploration shaft, which will allow deep drilling in the north high-grade area of the deposit. A recently completed pre-feasibility study has confirmed Goldcorp's expectation for a long-lived, low-cost, highly-profitable underground mine at Éléonore. Annual gold production is expected to average 330,000 ounces of gold at an average mine grade exceeding 10 grams per tonne, at a processing rate of 3,000 tonnes per day (Goldcorp Dec 31, 2009 MD&A – NR March 11, 2010). Goldcorp's work at Roberto has confirmed Eastmain's long-standing conviction that the James Bay area has the potential to host multi-million-ounce gold deposits on a camp scale, making Eastmain's projects especially viable.

In 2004 Eastmain acquired 100% interest in the Clearwater Project, which hosts the Eau Claire gold deposit, subject to a 2% Net Smelter Return Royalty ("NSR") in favour of SOQUEM Inc. Eastmain holds an option to purchase one-half of the NSR for $1 million. As at December 31, 2005 Eau Claire contained 310,000 ounces of indicated gold resources at an average grade of 9.46 g/t Au, and 680,000 ounces of inferred gold resources at an average grade of 6.93 g/t Au. New resource calculations are expected for fiscal 2010. Goldcorp has also stated that it plans to update a confidentiality agreement, initially signed in May of 2007, with respect to data sharing and technical support in the preliminary economic evaluation of the Eau Claire deposit. However, neither Goldcorp nor any other party has a first right of refusal in place for the Clearwater project and/or Eau Claire.

In May of 2006, Goldcorp, Eastmain and Azimut Exploration Inc. ("Azimut") formed a joint venture by combining 65 km^2 of the Éléonore property with the Azimut C claim block, to form the Éléonore South Property. Goldcorp also increased its ownership in Eastmain and extended its strategic alliance with the Company into 2011. Goldcorp currently holds 8.7% of Eastmain's common shares.

By January of 2008 Eastmain had completed its earn-in requirements for one-third ownership of the Éléonore South Property. In February 2008, Les Mines Opinaca Ltée. ("Les Mines Opinaca"), a wholly-owned subsidiary of Goldcorp, expressed its intention to increase its interest by 6.67% in the Éléonore South joint venture, to a total of 40%. To earn the additional interest, Les Mines Opinaca had an option to fund exploration expenditures and prepare a bankable feasibility study by June 2015. Les Mines Opinaca retained Eastmain as project manager, for a management fee based on a percentage of exploration costs. In January 2009, Les Mines Opinaca withdrew from its option to fund a bankable feasibility study in favour of funding continuing exploration as a 3-way joint venture. In 2009, Eastmain, as the project operator, proposed a $1.6-million exploration budget for Éléonore South, for which Azimut declined participation. Completion of budget expenditures will result in the dilution of Azimut's interest in the property by approximately four percentage points.

Through its wholly-owned subsidiary, Eastmain Mines Inc., the Company acquired 100% interest in the Eastmain gold deposit in February of 2007 for a total consideration of $4.3 million in cash, shares and purchase warrants. In July 2008, 500,000 purchase warrants were exercised, generating proceeds to the Company of $750,000. Campbell Resources Inc. retains a 2% NSR on the mine property. Eastmain holds an option to purchase one-half of the NSR for $1 million when production exceeds 250,000 ounces of gold.

The Eastmain Mine hosts a resource of 255,700 ounces gold (measured and indicated) and 4.1 million pounds of copper. The total gold resource comprises measured resources of 91,500 tons grading 0.268 ounces/ton gold and indicated resources of 786,600 tons at 0.294 ounces/ton gold, (Campbell Resources Inc. 2004 Annual Report, Alain Blais VP Geology and Development - Qualified Person). These resources are historical estimates and may no longer be National Instrument 43-101 compliant.

The Company has formed joint-venture partnerships or strategic alliances with a number of senior mining companies including, Barrick Gold Corporation, BHP Billiton PLC, Xstrata Copper Canada Inc. and Goldcorp, in order to capitalize on the senior explorers' technical, financial and marketing expertise.

In addition to its Québec projects, the Company owns exploration properties in New Brunswick and Ontario. In Northeastern Ontario, the Company holds a 70% interest in a district-scale exploration project in joint venture with Xstrata. The joint venture is designed to locate base metal deposits (copper, nickel and zinc) within trucking distance of Xstrata's existing smelters, utilizing proprietary geophysical technology.

Overall Performance

The Company's total consolidated assets were $42.7 million as at January 31, 2010 ($43.0 million on October 31, 2009). During the three months ended January 31, 2010, the Company raised net cash proceeds of $458,015 through the issue of shares. During this same period, the Company invested $0.9 million gross in mineral exploration expenditures.

Exploration expenditures on wholly-owned properties are discretionary. As operator and manager of the Company's joint-ventures, Eastmain can propose exploration programs at its discretion. Should the partners not elect to participate, they dilute their interest at prescribed rates according to their relative joint-venture agreements. As per the Éléonore South joint-venture agreement, each partner is required to contribute its one-third share of any proposed exploration expenditures for the Éléonore South project, or otherwise dilute their interest. Azimut Exploration Inc. elected not to participate in the 2009 drill program at Éléonore South. As a result, on completion of the proposed expenditures, its interest will be diluted approximately four percentage points as prescribed. At that time, both Eastmain's and Les Mines Opinaca's interests in the property will increase to approximately 35%. Eastmain's proportionate share of the 2009 exploration budget was approved at $0.83 million. The exact amount of the dilution has not yet been finalized.

There are significant uncertainties regarding the trends in gold, silver and other mineral prices and the availability of equity financing when proceeds are used for the purposes of mineral exploration and development. For instance, the price of gold, silver and other minerals has fluctuated widely over the short term in recent years and short-term wide fluctuations are expected to continue. For most of the 1990's, the market price of gold was above US$350 per ounce. It fell to US$260 per ounce in 2000 and since January 2001 has shown a general upward trend. In late 2009 the price of gold rose to over US$1,215 and has since retreated to a range between US$1090 and US$1,145 per ounce. Although world markets may experience volatility in the short term, the long-term outlook for gold remains bullish.

Increased gold prices in the last several years have encouraged the Company to participate more actively in exploration and acquisition activities. With a positive long-term outlook for the price of gold in mind, the Company plans to increase its exploration efforts at key gold projects located in Québec, accelerating its use of proceeds in 2010.

The price of gold is typically quoted in US dollars. Exchange fluctuations between the US dollar and the Canadian dollar may impact the Company's intrinsic value, however, the Company's geographic area of operations is within Canada and its revenues and expenditures are almost entirely denominated in Canadian dollars. A portion of the Company's exploration expenditures such as fuel and transportation are impacted by changes in the price of oil.

See the Company's annual information form filed on SEDAR for a full list of the Company's risk factors.

Results of Operations

Project Overview

Clearwater Project

During fiscal 2009, a total of 21,276 metres (68 HQ drill holes) were drilled to expand the Eau Claire gold resource within the upper 300 metres. Over the last two years more than 25% of all vein intercepts drilled contain over one ounce gold per ton. 70% of all gold-enriched vein and schist material intersected at Eau Claire within this period contains one-half (0.50) ounce gold per ton over an average thickness of 1.34 metres.

In Q4 of 2009 a drill program totalling 14,619 metres in 48 HQ holes was completed at Eau Claire. Multiple high-grade quartz tourmaline veins intersected during this phase include the following assays:

- 14.05 g/t Au over 1.0 m, including 17.75 g/t Au (0.52 oz/ton) over 0.5 m (ER09-231)
- 7.50 g/t Au over 8.0 m, including 60.90 g/t Au (1.78 oz/ton) over 0.5 m (ER09-232)
- 12.07 g/t Au over 5.5 m, including 41.10 g/t Au (1.20 oz/ton) over 0.5 m (ER09-233)
- 8.02 g/t Au over 2.0 m, including 16.65 g/t Au (0.49 oz/ton) over 0.5 m (ER09-234)
- 14.27 g/t Au over 1.5 m, including 39.60 g/t Au (1.16 oz/ton) over 0.5 m (ER09-235)
- 25.80 g/t Au over 1.0 m, including 44.10 g/t Au (1.29 oz/ton) over 0.5 m (ER09-236)
- 7.05 g/t Au over 3.5 m, including 26.70 g/t Au (0.78 oz/ton) over 0.5 m (ER09-237)
- 15.04 g/t Au over 1.0 m including 29.30 g/t Au (0.86 oz/ton) over 0.5 m (ER09-240)

During the same period, metallurgical test work completed by SGS Lakefield Research resulted in impressive total gold recoveries (gravity + flotation + cyanidation) from the P, JQ, R and S Veins. Cyanidation tests of gravity tailings, combined with gold recovered from gravity separation, produced total gold recoveries ranging from approximately 95.7 to 98.8%. Acid base accounting tests also confirmed that waste from veins processed at SGS is non-acid generating and therefore does not pose any environmental liability. Further testing to determine other metallurgical parameters and optimal processing is still underway. As previously reported, high concentrations of the rare metals tellurium and bismuth occur as byproducts in gold-bearing veins at Eau Claire. Additional work is needed to determine the recoveries for these metals.

Within the past 24 months, 500 gold-bearing quartz-tourmaline vein intervals with an average grade of 12.4 g/t Au (0.36 oz/ton), at an average thickness of 1.37 metres, have been intersected within the upper one-third of the deposit. 400 vein intervals contain an average grade of 15.2 g/t Au (0.44 oz/ton); 300 vein intervals averaged 18.4 g/t Au (0.54 oz/ton); 200 vein intervals contain an average of 24.6 g/t Au or 0.72 oz/ton; 100 vein intervals contain 42.6 g/t Au (1.25 oz/ton) and 50 intersections have an average of 66.4 g/t Au or 1.94 oz/ton.

The most recent resource estimate for the Eau Claire gold deposit, completed in 2005, was based on 182 gold-bearing vein intercepts. The 500 gold-bearing veins, intersected within the upper 1/3 of the deposit over the past two years, have a higher average grade than the previous estimate. A number of current drill intercepts are also from the T-Vein group, which is located north of the previously stated resource limits.

Definition drilling is required to evaluate the resource potential of a high-grade vein system in the 850 West Zone and the newly discovered Boomerang Prospect, located 500 metres east of the main group of veins at Eau Claire. Continued drilling is also warranted to expand the gold resource within the main deposit and T-Vein group of veins at depth. Additional metallurgical test-work will continue to define the optimal flow-sheet design for Eau Claire. Deposit and property-scale drilling and surface exploration work is planned to continue in 2010.

Éléonore South Joint Venture

During 2009 the Company completed 14 drill holes for a total of 3,697 metres at the Éléonore South Joint Venture. Nine of 12 drill holes intersected wide intervals of gold-bearing sediments and felsic intrusive rocks forming a 1.2 kilometre-long, gold-enriched, geochemical halo in the JT Gold Target area. This extremely large, near-surface gold halo occurs within altered mine series rocks, similar in nature to those forming the geochemical halo surrounding Goldcorp's Roberto deposit, located approximately 12 kilometres northwest of the JT Zone. The JT Gold Target remains open to the north, the south and at depth.

The 2009 drill program, funded equally by Eastmain and Goldcorp, will result in an increase in project ownership to approximately 35.3% for both parties. Eastmain, the project manager, has recommended additional drilling to test a number of targets in 2010, including both the lateral and vertical extensions of the halo zone, in search of ore-grade material at Éléonore South.

Eastmain Mine Property

Surface geochemical sampling and geological mapping of the Eastmain Mine property in 2009, combined with historic data, confirmed anomalous gold along a six-kilometre-long trend lateral to the Eastmain gold deposit, with a number of cross-cutting, gold-bearing shears. Several gold-in-soil anomalies were coincident with untested VTEM conductive zones and magnetic anomalies.

Rock sampling also confirmed a spatial association of gold mineralization with the ultramafic and mafic volcanic flows, which host the Eastmain Mine. Several grab samples taken from an interpreted northwest-trending, quartz-rich, mineralized shear zone, extending from an area approximately one kilometre northwest of the deposit to the region south and west of Julian Lake, returned assays ranging from 4.38 g/t gold to 43.6 g/t gold.

The Eastmain Gold Deposit has the potential to be expanded through drilling along strike to, at depth from, and within adjacent horizons stratigraphically above the main mine trend. The average grade of 106 historic drill holes, within the A and B Zones of the Eastmain deposit, is 18.92 g/t gold or 0.55 ounces per ton gold (Au), 16.06 g/t silver (Ag) and 0.24% copper (Cu) across 3.96 metres. Exceptional drill results within the deposit include: 53.28 g/t Au (1.56 ounces per ton), 59.20 g/t Ag and 0.20% Cu over 13.2 metres or 43.3 feet; 125.43 g/t Au (3.66 ounces per ton), 13.80 g/t Ag and 0.12% Cu across 3.66 metres; and 36.73 g/t Au (1.07 ounces per ton), 18.88 g/t Ag and 0.21% Cu over 9.05 metres. A multi-phase drill program will begin in Q2 of this fiscal year.

Radisson Project

In 2009, geological mapping, prospecting and soil geochemical sampling at the Radisson project focused on several known gold zones previously defined in the 1980's and 1990's. The Radisson property straddles the same structural and stratigraphic break as Goldcorp's Roberto Gold deposit. Previous rock sampling outlined two gold zones coincident with VTEM anomalies flown by the Company in 2006. However, preliminary B-horizon soil geochemical data outlined an untested kilometric-sized gold anomaly east of the previously defined gold zones. A budget has been approved for additional target definition field work in 2010.

Reservoir Project

The Reservoir Project, located approximately 60 kilometres southwest of Goldcorp's Roberto deposit and approximately 45 kilometres west of the Eau Claire gold deposit hosts a large copper-gold occurrence in albite altered volcanic-sedimentary rocks comparable to those hosting the past producing 10-million-ounce MacIntyre Mine in Timmins, Ontario. An auriferous stratabound disseminated sulphide-rich zone extends over an area 2,100 metres long by 150 metres wide. Previous diamond drill intercepts include 20- to 125-metre widths of anomalous copper-gold, ranging from 0.20 to 2 grams per tonne gold with higher grade zones of up to 5.35 g/t Au (gold), 1.15 Ag (silver) and 0.17% Cu (copper) over 6.0 metres. Numerous metre-wide intervals containing in excess of 10 g/t Au and greater than 0.5% Cu have also been intersected throughout the mineralized area. One zone assayed up to 36 g/t gold, 8.15% copper and 52 g/t silver. Locally zones of high-grade gold and copper-bearing massive sulphide can been traced from surface to depths of more than 150 metres. Drill hole C52-97-07 intersected 8.10 g/t Au , 23.5 g/t Ag and 4.21% Cu over a one-metre interval, 177 metres down the hole. This drill intersection projects to a massive sulphide occurrence at surface which averages 4.53 g/t Au, 27.4 g/t Ag and 4.86% Cu from five one-metre channel samples.

A regional northeast-southwest trending structural break, evident in airborne magnetic surveys, is situated 400 metres north of the copper-gold prospect. Several untested VTEM anomalies were also discovered in 2005. A budget of over a half-million dollars has been approved for surface exploration and drilling in 2010.

Financial Overview

The Company does not earn any significant revenue from consolidated operations. Interest is derived from the investment of funds for the period between the receipt of funds from equity placements and the disbursement of exploration expenditures. Other income is derived from management fees and charges for the use of Company facilities by third parties.

The Company maintains a high liquidity by holding a large cash balance in an interest-bearing bank account. The Company's investment in bonds and GIC's at January 31, 2010 was $2.5 million compared to $2.2 million January 31, 2009. With interest rates at all-time lows, the Company has been investing in short-term instruments only. Current

short-term interest rates are less than 1%. With the exception of some promotional expenditures incurred in foreign currencies, all administrative and exploration expenditures are denominated in Canadian dollars. As such, these costs have little exposure to foreign exchange fluctuations.

For a description of the proposed future activities of the Company, see "Future Outlook" below.

First Quarter Financial Review – Results of Operations

Net loss for the quarter ended January 31, 2010 was $198,621 compared to a net loss of $132,453 for the quarter ended January 31, 2009. Operating results for the quarter are substantially comparable to the same period last year, reflecting a period of seasonally low activity in the annual exploration cycle. Interest and other income was $27,477 for the three months ended January 31, 2010 and $49,741 for the three months ended January 31, 2009. The decrease in income is a result of interest rates being at historic lows. Where call provisions existed, some longer-term, higher-yielding bonds were retracted by the borrowers, which left the Company with funds that had to be reinvested at lower rates.

Selected Quarterly Information

	Quarter ended 01/31/2010	Quarter ended 10/31/2009	Quarter ended 07/31/2009	Quarter ended 04/30/2009
Interest / other Income	$ 27,477	$ 72,738	$ 12,241	$ 48,947
Net loss	(198,621)	(2,064,055)	$ (632,959)	$ (276,592)
Per share basic	$(0.0022)	$(0.0184)	$(0.0074)	$(0.0032)
Per share diluted	$(0.0022)	$(0.0184)	$(0.0074)	$(0.0032)
Trading Range of Shares				
High	$1.75	$1.50	$1.35	$1.15
Low	$1.24	$1.06	$0.89	$0.80
	Quarter ended 01/31/2009	**Quarter ended 10/31/2008**	**Quarter ended 07/31/2008**	**Quarter ended 04/30/2008**
Interest / other Income	$ 49,741	$ 123,494	$ 78,536	$ 75,156
Net loss	$ (132,453)	$ (1,329,520)	$ (174,903)	$ (136,703)
Per share basic	$(0.0015)	$(0.0178)	$(0.0022)	$(0.0018)
Per share diluted	$(0.0015)	$(0.0056)	$(0.0022)	$(0.0018)
Trading Range of Shares				
High	$1.09	$1.55	$1.87	$1.55
Low	$0.55	$0.48	$1.10	$0.75

Risks and Uncertainties

Exploration and Development Risks

The business of exploration for minerals involves a high degree of risk. Major expenses may be required to establish ore resources and reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that current exploration programs will result in profitable mining operations.

Financing Risks

The Company has limited financial resources, no operating cash flow and no assurance that sufficient funding will be available to it for future exploration and development of its projects, or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects, possibly resulting in the forced sale or loss of such properties. The Company at some point will require additional financing for ongoing exploration.

Deferred Mining Property Costs and Exploration Expenditures

The cost of exploration and development is recorded on a property-by-property basis and deferred in the Company's accounts, pending recovery based on the discovery and/or extraction of economically recoverable reserves. When it

is determined that there is little prospect of minerals being economically extracted from a property, the deferred costs associated with that property are charged to operations. The Company has a policy, described in Note 2b to the Audited Consolidated Financial Statements, whereby the carrying amounts of exploration properties are reviewed for events or changes in circumstances that suggest that the carrying amount may not be recoverable.

The Company and Azimut Exploration Inc. ("Azimut / Azimut Exploration") had letters of agreement for two claim blocks, Opinaca C and Opinaca D ("Azimut C and Azimut D"), held by Azimut and located in the Éléonore district. According to the original agreements, Eastmain could acquire 50% interest in the properties during a five-year period and acquire an additional 15% interest upon delivery of a bankable feasibility study.

Under the terms of the Azimut Block C agreement, Eastmain had the option to earn a 50% interest in Block C from Azimut Exploration during a five-year period through total cash payments of $160,000 and the issuance of 30,000 common shares of the Company. In April 2006, Eastmain, Azimut and Goldcorp's wholly-owned subsidiary, Les Mines Opinaca Ltéé. formed a 3-way joint venture by combining Azimut's mining claims from the Azimut C Block and selected mining claims from Le Mines Opinaca Ltéé.'s Éléonore claim block to create a new property, referred to as the Éléonore South project. The 3-way joint venture agreement, which supercedes the Azimut Block C agreement, is also described in Note 7c to the Audited Consolidated Financial Statements.

Eastmain also had the option to earn a 50% interest in the Opinaca D project from Azimut by making total cash payments of $140,000, issuing 45,000 common shares of the Company, and completing $1.9 million in total work expenditures over the five-year term of the agreement, of which an aggregate of $900,000 in work expenditures was required to be completed prior to the third anniversary of the agreement. Eastmain made cash payments of $55,000, issued 45,000 common shares of the Company to Azimut and satisfied its work expenditure commitments for the third year anniversary. In January 2009, the Company elected to withdraw from its option in the Opinaca D project with no further financial obligations. Deferred exploration expenditures of $847,219 related to this project were written-off in the fiscal year ended October 31, 2008.

The Company's activities involve the exploration and development of gold and base metals on its properties in Ontario, Québec and New Brunswick. Gross exploration expenditures for the last eight quarters are as follows:

Project Expenditures by Quarter (in thousands of dollars)

Project	Quarter ended 01/31/2010		Quarter ended 10/31/2009		Quarter ended 07/31/2009		Quarter ended 04/30/2009	
	$	%	$	%	$	%	$	%
Clearwater	**513**	60	**1,971**	64	**169**	54	**1,250**	83
Eastmain Mine	**50**	6	**386**	13	**40**	13	**56**	4
Éléonore South	**173**	20	**356**	12	**32**	10	**22**	1
Xstrata JV	**7**	1	**8**	0	**7**	2	**37**	2
Azimut C	**10**	1	**0**	0	**0**	0	**80**	5
Ruby Hill	**30**	3	**52**	2	**(2)**	0	**21**	1
Reservoir	**29**	3	**2**	0	**5**	1	**2**	0
Radisson	**45**	5	**260**	8	**79**	25	**2**	0
Other	**6**	1	**27**	1	**(16)**	(5)	**40**	3
	863	100	**3,062**	100	**314**	100	**1,510**	100

Project Expenditures by Quarter (in thousands of dollars)								
Project	**Quarter ended 01/31/2009**		**Quarter ended 10/31/2008**		**Quarter ended 07/31/2008**		**Quarter ended 04/30/2008**	
	$	%	**$**	%	**$**	%	**$**	%
Clearwater	**140**	23	**1,913**	67	**288**	22	**105**	31
Eastmain Mine	**6**	1	**77**	3	**36**	3	**30**	9
Éléonore South	**69**	11	**75**	3	**0**	0	**2**	1
Xstrata JV	**277**	45	**4**	0	**11**	1	**22**	6
Azimut C & D	**0**	0	**2**	0	**15**	1	**37**	11
Ruby Hill	**26**	4	**788**	27	**951**	72	**28**	8
Reservoir	**3**	1	**8**	0	**0**	0	**31**	9
Radisson	**20**	3	**1**	0	**4**	0	**4**	1
Other	**73**	12	**1**	2	**18**	1	**82**	24
	614	100	**2,869**	100	**1,323**	100	**341**	100

Liquidity and Capital Resources

During the three months ended January 31, 2010, the Company received net proceeds of $458,015 from the issue of shares (the Company received $122,907 from the exercise of common share purchase warrants and the issue of common shares in the three months ended January 31, 2009). During the same period the Company invested $0.9 million in acquisition and exploration of mineral resource properties ($0.6 million in the three months ended January 31, 2009). As at January 31, 2010, cash and cash equivalents, the current portion of marketable securities, prepaid expenses and sundry receivables totalled $12.9 million ($15.2 million – January 31, 2009). Current liabilities are $0.6 million ($0.3 million – January 31, 2009) and the Company has no long-term debt. Accordingly, as the Company's base operating cost is approximately $60,000 per month, and as all exploration expenditures to be made by the Company are discretionary, management believes the Company has sufficient working capital to fund the ongoing overheads and cost of its exploration activities for the foreseeable future.

During the three months ended January 31, 2010, the Company completed an unbrokered private placement financing with a financial institution and directors, officers, employees and other service providers of the Company. This December 2009 private placement issue of 237,620 flow-through common shares at $1.75 raised net proceeds of $394,015. Stock options exercised contributed another $64,000 to treasury funds. Other private placements may be completed if market conditions are appropriate.

Exploration expenditures on the Company's Québec projects currently generate mining duty and provincial resource exploration refunds to the Company of 46% of the qualifying expenditures. Québec resource credits are refunds from the government that are paid to companies exploring for precious metals in Québec. The expenditures are subject to verification and adjustment by both the Québec Ministry of Natural Resources and the Ministry of Revenue. Rebates are recorded when they are actually received or confirmed receivable.

As at January 31, 2010, the Company has an estimated $2,575,000 in resource and mining duty credits recoverable from the Province of Québec for qualified expenditures incurred between November 1, 2008 and October 31, 2009. Since no confirmation of the amount outstanding of the Company's refund has, as yet, been received, the estimated refund outstanding has not been recorded in the Company's financial statements. No provision has been made in the financial statements for resource credits arising from fiscal 2010 expenditures. At January 31, 2009 the Company was eligible for resource tax credits and mining duty rebates estimated at more than $2,600,000 for qualified expenditures up to October 31, 2008. Amounts received in respect of those claims were recorded in the financial statements for the year ended October 31, 2009.

The properties held by the Company are not income generating. The Company is reliant on equity markets over the long term to raise capital to fund its exploration activities. In the past, the Company has been successful in raising funds through equity offerings, and while there is no guarantee that this will continue, there is no reason either to believe that this capacity will diminish.

Funds on-hand for future exploration costs are invested from time-to-time in money market funds, term deposits, and bonds or certificates of deposit with maturities matching the Company's cash-flow requirements, which in management's opinion, yield the greatest return with the least risk. The Company's policy is to maintain its investment portfolio in very low-risk liquid securities, which are selected and managed under advice from independent professional advisors. Shares in other companies acquired as a result of property transactions are classified as

available-for-sale and are also a component of the funds on-hand for exploration. Due to currently low interest rates, funds are being kept in short-term notes and interest-bearing bank accounts.

Marketable securities are subject to changes in valuation depending on market fluctuations. Under current reporting requirements for corporations with year-ends after October 1, 2006, financial assets designated as available-for-sale must be recorded at fair-market values. Unrealized gains or losses arising from the valuation of these financial assets are reported in the balance sheet as "Other Comprehensive Income (Loss)". Realized gains and losses are transferred to the statement of operations. The Company adopted this accounting standard on a prospective basis as of November 1, 2006 and has classified all of its marketable securities as available-for-sale.

The difference between the historical cost and the fair-market value of the Company's marketable securities January 31, 2010 was a cumulative unrealized loss $169,730. The comprehensive gain for the quarter ended January 31, 2010, was $65,332 marking an improvement in market values during the quarter. At January 31, 2009 the cumulative unrealized loss on the fair-market valuation of marketable securities was $336,533. The comprehensive unrealized gain for the quarter ended January 31, 2009 was $139,118 resulting from an increase in market value of the securities during that quarter. Actual gains or losses are recorded upon disposal of the investments. Investments maturing or cashable investments are re-invested at prevailing rates. The Company is not contemplating the disposal of any of its marketable securities that would result in losses.

Accounts receivable at January 31, 2010 includes an amount of $289,592 for recoverable sales taxes, which are subject to verification and normally refunded within 60 to 90 days of the claim. Refunds of taxes are not considered a financial instrument since governments are not obligated to make these payments.

Accounts payable and accrued liabilities outstanding as at January 31, 2010 were $624,781 ($297,687 – January 31, 2009). Accounts payable balances vary from quarter-to-quarter depending on the season and the amount of work performed during the quarter.

For tax year-ends after December 31, 2005, non-capital losses can be carried forward and used to offset future gains for a period of twenty years, after which they expire (ten years for losses in tax years ending prior to December 31, 2005 and seven years for losses in tax years ending prior to March 22, 2004). To the extent that loss carry-forwards could be used to reduce future tax liabilities, they are a financial resource that can be managed. The Company, by its nature as a mineral exploration business, generates non-capital tax losses, which are not recognized on the income statement because, at this point in time, it is not certain that they will be used to offset tax liabilities within their carry-forward life. Canadian tax legislation allows an enterprise to issue securities to investors, whereby the deductions for tax purposes, relating to resource expenditures, may be claimed by the investors when not claimed by the enterprise. These securities are referred to as flow-through shares. Under recommendation number 146, issued by the Emerging Issues Committee (EIC-146), regarding GAAP for the accounting treatment of flow-through shares, the issuer recognizes part of the proceeds from the sale of flow-through shares as tax credits associated with the expenditures being transferred to the shareholders, records this amount as a future income tax liability and the rest of the net proceeds as shareholders' equity. As a result, the Company has recorded a future income tax liability of $141,800 in the three months ended January 31, 2010, in connection with the December 2009 issue of flow-through shares, and a future income tax recovery of $43,605 in the three months ended January 31, 2009, in connection with the December 2008 renunciation of expenditures associated with the issue of flow-through shares.

During the three months ended January 31, 2010, there was no change in the number of common share purchase warrants outstanding. As at January 31, 2010 there were 6,868,200 common share purchase warrants at an average exercise price of $1.90 expiring July 3, 2010. If exercised, these warrants would result in proceeds to the Company of $13,061,727.

During the three months ended January 31, 2010, 100,000 stock options were exercised with an average weighted exercise price of $0.64. As at January 31, 2010, 4,700,000 options were outstanding with a weighted average exercise price of $0.83, which if exercised, would result in proceeds of $3,890,500 to the Company.

The Company does not hold, and has never held, any Asset-Backed Commercial Paper (ABCP).

Off-Balance-Sheet Arrangements

The Company has no off-balance-sheet arrangements.

Transactions with Related Parties

Related party transactions include $16,500 per month salary and $1,000 premises rent paid to the President of the Company. Consulting fees of $550 per day and out of pocket expenditures are paid to a service provider.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares of which, as of March 11, 2010 there are 89,219,538 common shares outstanding. In addition, as of March 11, 2010, there are 4,450,000 share purchase options and 6,868,200 common share purchase warrants outstanding.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of the recoverable value of its mineral properties, related deferred exploration expenditures and stock-based compensation. These critical accounting estimates significantly affect the values attributed to the following line items in the Company's financial statements: mining properties and deferred exploration expenditures; total assets; shareholders' equity; stock-based compensation; total expenses; loss for the period; net loss; deficit; and basic and diluted loss per share.

These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control. Factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock-price volatility. The timing for exercise of options is out of the Company's control and will depend upon the market value of the Company's shares and the financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with the Black-Scholes model, however future volatility is uncertain and the model has its limitations. These estimates can have a material impact on stock-based compensation and hence the results of operations. The assumptions used for options issued are detailed in Note 9 to the Audited Consolidated Financial Statements and assumptions used for warrants are detailed in Note 10.

The Company's recorded value of its mineral properties and associated deferred exploration expenses is based on historical costs that may be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with its properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is exposed to a number of risks and uncertainties, including but not limited to: exploration risk; development risk; commodity-price risk; operating risk; ownership and political risk; currency risk; and environmental risk. The ability of the Company to obtain necessary financing to complete the development of its properties and obtain future profitable production is also uncertain.

Change in Accounting Policy

There have been no changes in accounting policy since the year ended October 31, 2009.

Adoption of Accounting Policies

Mining Exploration Costs

In March of 2009, the Emerging Issues Committee (EIC") issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development- and exploration-stage entities that cannot estimate future cash flows from their properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for long-lived assets. EIC-174 is to be applied in interim and annual financial statements for periods ended on or after the date of issuance of EIC-174. The Company has adopted this recommendation retrospectively effective November 1, 2008 and determined that there was no impact on the financial statements.

Going Concern

Effective November 1, 2007, the Company adopted the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of the company's ability to continue as a going concern. When financial statements are not on a going-concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The Company's accounting policies were already compliant with the requirements on the amended section and there was no effect on the Company's financial statement disclosure, financial position, or results of operations.

Future Accounting Pronouncements

Business Combinations and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1582 "Business Combinations", Section 1601 "Consolidated Financial Statements" and section 1602 "Non-controlling Interests". These sections replace the former Handbook Section 1581 "Business Combinations" and Section 1600 "Consolidated Financial Statements" and establish a new section for accounting for non-controlling interest in a subsidiary.

Sections 1582 and 1601 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are not to be expensed when occurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently assessing the future impact of this new standard on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter of fiscal 2012 filing, ending January 31, 2012, IFRS compliant 2011 quarterly comparative financial statements.

Currently under IFRS, companies deferring exploration expenditures as permitted under Canadian GAAP will be allowed to continue this practice. They may however, elect to expense exploration expenditures until such time as either reserves are proven or permits to operate a mineral resource property are received and financing to complete the project has been obtained, as is the practice under US GAAP. Those currently treating exploration expenditures as operating expenses or those opting to write-off their deferred exploration expenditures will not be permitted to reverse these deferrals or defer any future exploration expenditures. The effect of adopting a policy of expensing exploration expenditures as incurred would cause the mineral properties and deferred exploration expenditures, on the balance sheet as at January 31, 2010, in the amount of $28,154,271, less the future income tax liability of $239,105, to be written-off, thereby increasing the deficit from $12,163,329 to $40,078,495. In the statement of operations and deficit, current mineral property acquisition costs and exploration expenditures would be expensed and a recovery of future income taxes would be recorded. If this policy had been adopted, the loss for the three months ended January 31, 2010 would have been $956,739. Loss per share under this policy for the quarter ended January 31, 2010 would have been $0.011.

Under IFRS, pre-exploration expenditures such as acquisition expenditures, leasing, staking, etc. are expensed. Companies electing to use the deferral method will also be allowed to continue the deferral of pre-exploration costs if such has been their past practice under Canadian GAAP. Eastmain's current policy is to defer both exploration and pre-exploration expenditures.

The company is currently planning its IFRS conversion implementation and has not as yet determined what policy it will adopt, with respect to exploration expenditures, under IFRS.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance-sheet arrangements and the Company does not hold any asset-backed commercial paper. The principal financial instruments affecting the Company's financial condition and results of operations currently are its cash and marketable securities portfolio. To minimize risk, the funds are managed by independent financial advisors with ultimate administration by the Company. All of the Company's investment portfolio has been designated as available-for-sale and is recorded at fair-market value, in accordance with CICA Handbook Section 3855.

Future Outlook

The focus of the Company is the exploration and development of its core gold assets located in James Bay, Québec. This region has become a rapidly evolving mining district, endowed with a vast array of mineral deposits complimented by essential mine-building infrastructure of roads, power and communications, all of which is endorsed by provincial financial incentives.

The 2010 exploration budget has been increased by 50% over 2009 to $7.65 million. Diamond drilling at four key projects – Clearwater, Eastmain Mine, Eleonore South and Reservoir – all located within the James Bay mining district has been recommended for 2010.

Our near-term objective at Clearwater is to expand and upgrade the existing gold resource through closely spaced large diameter (HQ) drilling. An updated resource estimate is underway and will incorporate drilling results from the additional 181 drill holes with previous data.

Continued definition drilling is planned in 2010 to evaluate the resource potential of the high-grade Eau Claire vein system within the 850 West Zone and to test the newly discovered Boomerang Prospect, located approximately one-half kilometre to the east of the main zone at 450 West. Drilling will also focus on the expansion of gold resources within the main deposit and T-Vein group veins at depth. Metallurgical test work will continue to identify the optimum metallurgical processing flow sheet design for future production at Eau Claire. Additional test work will also address the potential recovery of the abundant rare metal by-products, while maximizing gold recoveries.

A minimum 5,000-metre winter drill program at the Eastmain Mine property, scheduled to begin in March 2010, will test the gold deposit at depth and laterally along the known mine trend. Based on previous surface and underground exploration, the Eastmain Gold deposit is remarkably similar in nature to the main contact ore horizon previously mined at Detour Lake, Ontario.

Follow-up drilling is also recommended to evaluate the kilometric-size gold halo outlined in the JT Gold Target area at Éléonore South. The gold target at Éléonore South represents a unique opportunity for discovery in close proximity to the multi-million-ounce Roberto deposit, which is currently in the feasibility stage of mining and development.

This year, the Company proposes to complete a diamond drill program on its wholly-owned Reservoir project, located approximately 50 kilometres west of Clearwater and south of Éléonore. Wide-spaced drilling in the 1990's outlined an 1,800-metre-long mineralized gold-silver-copper envelope containing at least three significant copper-gold zones. Previous drill intercepts include wide intervals of anomalous gold ranging from 0.20 to 2.0 g/t Au, and higher grade zones of up to 5.35 g/t Au, 1.15 g/t Ag 0.17% Cu over 6.0 metres. One zone returned assays grades of up to 8.15% copper, 36 g/t gold (1.05 oz/ton) and 52 g/t (1.52 oz/ton) silver.

The Corporation has significant positive leverage to the price of gold through its growing in-situ resource ounces and has enough capital to proceed with substantial exploration programs at projects that are more advanced, or those in which it holds 100% interest, for the foreseeable future.

Subsequent events

Between January 31, 2010 and March 11, 2010, 250,000 stock options were exercised for proceeds of $112,500. The Black-Scholes value associated with these options was $76,250.

On February 26, 2010 the Corporation completed a private placement consisting of 2,000,000 flow-through shares at a price of $2.50 per share (a 78% premium to market) for aggregate gross proceeds of $5,000,000. The shares are subject to a hold period of four months. The agent for the placement received finder's fees equal to 6% of the gross proceeds of the financing as well as non-transferable broker-warrants entitling the agent to purchase 120,000 ordinary common shares at $2.00 per share for a period of 2 years from the closing date. In accordance with income tax legislation, the Company will renounce resource expenditure tax deductions equal to the eligible amount spent, to a maximum of $5,000,000, on December 31, 2010 for activities funded by this flow-through share arrangement as described in note 7(ii). The transaction will result in a future income tax liability and a corresponding reduction of share capital, in the period when the renunciation occurs (first quarter of fiscal 2011), proportionate to the amount of expenditures, to a maximum of approximately $1,705,000. Any unspent flow-through amount and corresponding future tax liability will be carried forward and applied in the following year.

Scientific and Technical Disclosure

All disclosure of a scientific or technical nature herein concerning the Clearwater Project is based upon the technical report entitled "Clearwater Project (1170) – Report on the 2004 Exploration Activities for Eastmain Resources Inc."

dated December 30, 2005, which was prepared by E. Canova and M.J. Perkins (the "Clearwater Report"). E. Canova is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators and has verified the data underlying the statements contained herein concerning the Clearwater Project. Further information concerning the Clearwater Project is contained in the Clearwater Report available at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to senior management, which includes the Company's President and Chief Executive Officer, Chief Financial Officer and the Corporate Secretary on a timely basis so that appropriate decisions can be made regarding public disclosure. As of January 31, 2010, the company's certifying officers, being the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the certifying officers have concluded that, as of January 31, 2010, the disclosure controls and procedures effectively provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings, (as such terms are defined in multilateral instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings), and reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time periods specified by those laws. The certifying officers also concluded that material information was accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Internal Controls over Financial Reporting

The Company's President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109 of the Canadian Securities Administrators. These controls were reviewed as at January 31, 2010. There were no changes during the three months ended January 31, 2010, which materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Accounting Responsibilities, Procedures and Policies

The Board of Directors, which among other things is responsible for the financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements. Responsibility for their review rests with the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to confirm that all administrative duties and responsibilities are properly discharged. The Audit Committee also reviews the financial statements, management's discussion and analysis and considers the engagement or reappointment of external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to the shareholders. The external auditors have full and free access to the Audit Committee.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. Given the small size of the Company, a true segregation of duties is impossible to achieve. The Company believes that its policies and procedures provide the best controls achievable under the constraints described above.

Use of Accounting Estimates

In preparing the financial statements, great care is taken to use appropriate Canadian generally accepted accounting principles and estimates, considered necessary by management, to present the financial position and results of operations on a fair and consistent basis. The principal accounting policies followed by the Company are summarized in Note 2 to the Audited Consolidated Financial Statements.

Additional Information

Additional information relating to the Company, including any published Annual Information Forms, can be found on SEDAR at www.sedar.com.

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED JANUARY 31, 2010
EASTMAIN RESOURCES INC.

Responsibility for Interim Consolidated Financial Statements:

The accompanying interim consolidated financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles were set out in the October 31, 2009 audited financial statements. Only changes in accounting information have been discussed in the current interim consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, using careful judgment, estimates and approximations have been made. Recognizing that the Company is responsible for both the integrity and objectivity of the interim consolidated financial statements, management is satisfied that these interim consolidated financial statements have been fairly presented.

Auditors' involvement

The auditors of Eastmain Resources Inc. have not performed a review of the unaudited interim financial statements for the three months ended January 31, 2010 and January 31, 2009.

EASTMAIN RESOURCES INC.

CONSOLIDATED INTERIM BALANCE SHEETS
(PREPARED BY MANAGEMENT – UNAUDITED)

	January 31, 2010 (unaudited)	October 31, 2009 (audited)
Assets		
Current assets		
Cash and cash equivalents	$ 10,935,486	$ 11,936,585
Marketable securities maturing in one year (Note 4)	1,671,289	1,669,758
Prepaid and sundry receivables	302,672	536,051
	12,909,447	14,142,394
Marketable securities (Note 4)	1,563,335	1,495,231
Equipment (Note 5)	62,767	67,858
Mineral properties and deferred exploration expenditures (Note 6)	28,154,271	27,291,353
	$ 42,689,820	$ 42,996,836
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 624,781	$ 1,256,523
Future income tax liability	239,105	97,305
	863,886	1,353,828
Shareholders' equity		
Capital stock		
Authorized -		
Unlimited common shares		
Issued		
Common shares (Note 7)	45,057,261	44,695,646
Warrants (Note 9)	4,681,823	4,681,823
Contributed surplus (Note 10)	4,419,909	4,465,309
	54,158,993	53,842,778
Deficit	(12,163,329)	(11,964,708)
Accumulated other comprehensive loss (Note 12)	(169,730)	(235,062)
	41,825,934	41,643,008
	$ 42,689,820	$ 42,996,836

The attached notes form an integral part of these interim consolidated financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended January 31, 2010	2009
EXPENSES		
Amortization	$ 5,091	$ 9,527
General and administration	201,935	158,922
Professional fees	19,072	13,745
	226,098	182,194
Loss for the period before the following	(226,098)	(182,194)
Interest and other income	27,477	49,741
NET LOSS FOR THE PERIOD	(198,621)	(132,453)
DEFICIT, beginning of period	(11,964,708)	(8,858,649)
DEFICIT, end of period	$ (12,163,329)	$ (8,991,102)
BASIC AND DILUTED LOSS PER SHARE	$ (0.00)	$ (0.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	86,812,803	85,801,538

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended January 31, 2010	2009
NET LOSS FOR THE PERIOD	$ (198,621)	$ (132,453)
OTHER COMPREHENSIVE INCOME		
Unrealized gains on available-for-sale financial assets arising during the period	65,332	139,118
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$ (133,289)	$ 6,665

The attached notes form an integral part of these interim consolidated financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS' EQUITY

(PREPARED BY MANAGEMENT – UNAUDITED)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Total Shareholders' Equity
As at October 31, 2009 (audited)	$ 44,695,646	$ 4,681,823	$ 4,465,309	$ (235,062)	$ (11,964,708)	$ 41,643,008
Share capital issued	394,015	-	-	-	-	394,015
Flow-through tax effect	(141,800)	-	-	-	-	(141,800)
Options exercised	109,400		(45,400)	-	-	64,000
Fair market value gain on available-for-sale financial assets	-	-	-	65,332	-	65,332
Net loss for the year	-	-	-	-	(198,621)	(198,621)
As at January 31, 2010 (unaudited)	$ 45,057,261	$ 4,681,823	$ 4,419,909	$ (169,730)	$ (12,163,329)	$ 41,825,934

The attached notes form an integral part of these interim consolidated financial statements.

EASTMAIN RESOURCES INC.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(PREPARED BY MANAGEMENT – UNAUDITED)

	Three Months Ended January 31, 2010	Three Months Ended January 31, 2009
Cash provided by (used in)		
OPERATING ACTIVITIES		
Loss for the period	$ (198,621)	$ (132,453)
Adjustments not affecting cash:		
Amortization	5,091	9,527
Change in non-cash working capital items	(398,363)	(1,266,875)
	(591,893)	(1,389,801)
FINANCING ACTIVITIES		
Issue of common shares, net of costs	458,015	122,907
INVESTING ACTIVITIES		
Mineral properties and deferred exploration expenditures	(862,918)	(614,326)
Purchase of marketable securities	(701,626)	(306,387)
Net proceeds from the sale and redemptions of marketable securities	697,323	300,576
	(867,221)	(620,137)
Change in cash and cash equivalents	(1,001,099)	1,887,031
Cash and cash equivalents, beginning of year	11,936,585	16,098,247
Cash and cash equivalents, end of year	$ 10,935,486	$ 14,211,216

SUPPLEMENTARY INFORMATION (Note 10)

The attached notes form an integral part of these interim consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Eastmain Resources Inc. (the "Company" or "Eastmain") and its wholly-owned subsidiary, Eastmain Mines Inc. are engaged in the mineral exploration and development of resource properties within Canada. The Company is a publicly-held company incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange.

The company is in the process of exploring its mineral properties and has not yet determined whether its properties contain reserves that are economically recoverable. The recuperation of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date, the Company has not earned significant revenues and is considered a company in the exploration stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and not compliant with regulatory requirements.

These interim consolidated financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. For the three months ended January 31, 2010, the Company had a net loss of $198,621, an accumulated deficit of $12,163,329 and working capital of $12,284,666. The interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue its existence.

The Company believes it has sufficient funds to carry out its business plan for a period greater than 12 months.

2. FUTURE ACCOUNTING CHANGES

Business Combinations and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1582 "Business Combinations", Section 1601 "Consolidated Financial Statements" and section 1602 "Non-controlling Interests". These sections replace the former Handbook Section 1581 "Business Combinations" and Section 1600 "Consolidated Financial Statements" and establish a new section for accounting for non-controlling interest in a subsidiary.

Sections 1582 and 1601 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are not to be expensed when occurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently assessing the future impact of this new standard on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use the IFRS, replacing Canadian GAAP. The new standards will be effective for the Company for interim statements and financial statements beginning on November 1, 2011. Implementation of the change will require the restatement for comparative purposes of amounts for the year ended October 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition cannot be reasonably estimated at this time.

3. FINANCIAL RISK FACTORS

The Company's exposure to risk factors and their impact on the Company's financial instruments are summarized below:

3. FINANCIAL RISK FACTORS (continued)

a) Credit Risk
The Company's credit risk is primarily attributable to cash and cash equivalents, marketable securities, and receivables included in prepaid and sundry receivables. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with the Royal Bank of Canada, from which management believes the risk of loss to be minimal. Financial instruments included in prepaid and sundry receivables consist of other receivables. Management believes that the credit risk concentration with respect to financial instruments included in prepaid and sundry receivables is minimal.

b) Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2010, the Company had cash and cash equivalents of $10,935,486 (October 31, 2009 - $11,936,585) to settle current liabilities of $624,781 (October 31, 2009 - $1,256,523). During the three months ended January 31, 2010, the Company raised net proceeds of $458,015 through the issue of flow-through shares, and the exercise of stock options. In management's opinion, there are sufficient funds to support the planned exploration program for the foreseeable future. All of the company's financial liabilities have contractual maturities of 30 days or less and are subject to normal trade terms. The Company is also committed to spending $415,835 on flow-through expenditures by December 31, 2010. If the Company does not spend these funds, in compliance with the Government of Canada flow-through regulations, it may be subject to litigation from various counterparties. The Company intends to fulfill all flow-through commitments within the given time constraints.

c) Market Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest Rate Risk
The Company has cash balances, interest-bearing bank accounts and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade bonds, treasury bills, bankers' acceptances and money market funds. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain administrative expenses in the United States on a cash-call basis using US dollar currency converted from its Canadian dollar bank account held in Canada. Management believes the foreign exchange risk derived from currency conversions is manageable and therefore, does not hedge its foreign exchange risk.

Price Risk
The Company is exposed to price risk with respect to commodity and equity prices. Equity-price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity-price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

d) Sensitivity Analysis
The Company has designated its cash and cash equivalents and marketable securities as available-for-sale, which are both measured at fair value with unrealized gains and losses recorded in other comprehensive income. Financial instruments included in prepaid and sundry receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The carrying and fair-value amounts of the Company's financial instruments are:

	Assets (Liabilities)	
	Carried at cost ($)	Carried at fair Market value ($)
Cash and cash equivalents	10,913,510	21,976
Marketable securities	-	3,234,624
Prepaid expenses and sundry receivables	13,080	-
Accounts payable and accrued liabilities	(624,781)	-

3. FINANCIAL RISK FACTORS (continued)

Based on Management's knowledge and experience of the financial markets, the Company believes that the following movements are "reasonably possible" over a twelve-month period:

i) Interest-bearing bank accounts are at a variable rate and investments maturing in less than one year are subject to new interest rates at the time of renewal, and therefore, may be impacted. Current short-term interest rates are less than 1.0%. Sensitivity to a plus or minus 1% (100 basis point) change in current interest rates would affect net loss by plus $228,000 or minus $55,000.

ii) The Company has investments in public companies. Sensitivity to a plus or minus 50% change in the fair-market value of those securities would affect comprehensive net loss by $367,427.

4. MARKETABLE SECURITIES

a) Marketable Securities

Bonds and other securities are recorded at current market values in accordance with CICA Section 3855 on financial instruments. The Company has classified all of its investments in marketable securities, including the investments below, as available-for-sale in the current year. Investments in bonds bear interest at annual rates ranging from 0.432% to 5.75%, maturing between March 25, 2010 and November 19, 2037. Investments in public companies consist of shares in Dianor Resources Inc., which were acquired in exchange for geological data, shares of Threegold Resources Inc. received as a dividend from Dianor Resources Inc., shares in Western Uranium Corporation received in exchange for prospecting permits and mineral claims and shares in Western Lithium Corporation resulting from a spin-out of Western Uranium Corporation.

Marketable Securities	
GIC's and investment grade bonds	$ 2,498,770
Dianor common shares	32,500
Three Gold common shares	1,857
Western Uranium Corporation common shares	442,687
Western Lithium Corporation common shares	257,810
	3,234,624
Less portion maturing within 1 year	1,671,289
	$ 1,563,335

b) Hedging Activities

The Company does not engage in hedging activities nor does it hold or issue any derivative financial instruments.

5. EQUIPMENT

The equipment is recorded at cost and is comprised as follows:

	Cost	Accumulated Amortization	Net Book Value January 31, 2010
Computer equipment	$ 30,981	$ 26,032	$ 4,949
Field equipment	251,619	193,801	57,818
	$ 282,600	$ 219,833	$ 62,767

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

The mineral property acquisition costs and exploration expenditures are expensed as incurred. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are removed. The following is a breakdown of mineral properties and exploration expenditures by type for the Company's significant projects for the three months ended January 31, 2010.

As at January 31, 2010, the Company has outstanding refund claims for mining duties and resource investment tax credits from the Ministry of Natural Resources (Québec) and Revenue Québec, in respect to claims filed up to October 31, 2009, amounting to approximately $2,575,000 ($2,600,000 as at January 31, 2009). As of the financial statement date of each year respectively, the Company had not received confirmation of those refund amounts, therefore they have not been reflected in each of those year's financial statements.

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

FOR THE THREE MONTHS ENDED JANUARY 31, 2010

Project	Drilling & Assays	Technical Surveys	Project Acquisition & Maintenance	Gross Expenditures	Grants	2010 Net Expenditures
Clearwater	$ 492,941	$ 19,777	$ -	$ 512,718	$ -	$ 512,718
Eastmain Mine	12,345	37,239	-	49,584	-	49,584
Éléonore South	140,867	20,881	11,056	172,804	-	172,804
Xstrata JV	2,898	4,177	-	7,075	-	7,075
Azimut C	-	9,646	-	9,646	-	9,646
Ruby Hill	24,853	3,050	2,400	30,303	-	30,303
Reservoir	-	18,572	10,328	28,900	-	28,900
Radisson	20,710	24,628	-	45,338	-	45,338
Other	-	6,550	-	6,550	-	6,550
Total	$ 694,614	$144,520	$ 23,784	$ 862,918	$ -	$ 862,918

The following is a summary breakdown of the cumulative expenditures on mineral property acquisition and exploration for the Company's significant projects:

FOR THE THREE MONTHS ENDED JANUARY 31, 2010

Project	Balance October 31, 2009 (audited)	2010 Net Expenditures	Write-Downs	Balance January 31, 2010 (unaudited)
Clearwater	$ 11,294,703	$ 512,718	$ -	$ 11,807,421
Eastmain Mine	4,862,566	49,584	-	4,912,150
Éléonore South	3,129,308	172,804	737,037	4,039,149
Xstrata JV	2,916,041	7,075	-	2,923,116
Azimut C	727,391	9,646	(737,037)	-
Ruby Hill	1,802,647	30,303	-	1,832,950
Reservoir	376,521	28,900	-	405,421
Radisson	568,142	45,338	-	613,480
Other	1,614,034	6,550	-	1,620,584
	$ 27,291,353	$ 862,918	$ -	$ 28,154,271

7. CAPITAL STOCK

	Shares	Amount
Issued and outstanding, October 31, 2009 (audited)	86,631,918	$ 44,695,646
Private placement (i)	237,620	415,835
Cost of issue (i)		(21,820)
Exercise of stock options	100,000	64,000
Exercise of stock options – Black-Scholes valuation		45,400
Flow-through tax effect (ii)		(141,800)
Issued and outstanding, January 31, 2010 (unaudited)	86,969,538	$ 45,057,261

i) In December 2009, the Company issued 237,620 flow-through shares in a private placement to directors, officers, employees, other service providers and a financial institution at $1.75 per share for gross proceeds of $415,835. Issue costs in connection with the private placement were $21,280.

ii) The Company has adopted EIC-146, whereby the Company recognizes the future tax liability and reduces shareholders' equity accordingly, on the date that the Company renounces the tax credits associated with expenditures from flow-through proceeds. The future income tax liability can be offset against unrecognized future income tax assets, if certain criteria are met. As a result, the Company has recorded $141,800 as a future income tax liability during the fiscal year.

8. STOCK OPTIONS

	Number of Options	Weighted Average Exercise Price
Outstanding, October 31, 2009 (audited)	4,800,000	$ 0.82
Granted during the period	-	$ -
Cancelled or expired during the period	-	$ -
Exercised during the period	(100,000)	$ 0.64
Outstanding, January 31, 2010 (unaudited)	4,700,000	$ 0.83

As at January 31, 2010, the following options were outstanding and exercisable:

Exercise Price Range	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable
$0.01 - $0.50	750,000	0.23 years	$0.44	750,000
$0.51 - $1.00	3,100,000	1.87 years	$0.81	3,100,000
$1.01 - $1.50	850,000	4.36 years	$1.25	850,000

Stock options outstanding as at January 31, 2010

Expiry date	Black-Scholes Value ($)	Number of Options	Exercise Price ($)
February, 2010	30,500	100,000	0.48
April, 2010	167,750	550,000	0.43
June, 2010	29,800	100,000	0.42
November, 2010	28,700	100,000	0.52
January, 2011	358,200	900,000	0.72
April, 2012	40,500	100,000	0.75
June, 2012	312,375	975,000	0.78
January, 2013	40,200	100,000	0.79
September, 2013	386,925	825,000	0.96
April, 2014	43,500	100,000	0.96
June, 2014	498,100	850,000	1.25
	1,936,550	4,700,000	0.83

	Number of Warrants	Weighted Average Exercise Price
Outstanding, October 31, 2009 (audited)	6,868,200	$ 1.90
Granted during the period	-	$ -
Cancelled or expired during the period	-	$ -
Exercised during the period	-	$ -
Outstanding, January 31, 2010 (unaudited)	6,868,200	$ 1.90

9. WARRANTS

For purposes of the warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model.

Warrants outstanding as at January 31, 2010

Expiry date	Black-Scholes Value ($)	Number of Warrants	Exercise Price ($)
July, 2010	3,754,616	5,723,500	2.00
July, 2010	927,207	1,144,700	1.41
	4,681,823	6,868,200	1.90

10. SUPPLEMENTARY INFORMATION

As at January 31, contributed surplus is comprised of the following:

Balance, October 31, 2009 (audited)	$ 4,465,309
Options exercised	(45,400)
Balance, January 31, 2010 (unaudited)	$ 4,419,909

Changes in non-cash working capital items:

Prepaid and sundry receivables (increase)	$ 233,379
Accounts payable and accrued liabilities (decrease)	(631,742)
	$ (398,363)

Composition of cash and cash equivalents:

Cash	$ 10,705,018
Cash equivalents	230,468
	$ 10,935,486

11. RELATED PARTY TRANSACTIONS

Management wages paid to a director	$ 49,500
Premises rent paid to a director	$ 3,000
Geological and administrative fees and out-of-pocket expenditures to a private company controlled by the exploration manager	$ 38,500

12. ACCUMULATED OTHER COMPREHENSIVE LOSS

The balance in accumulated comprehensive loss consists of unrealized gains or losses on available-for-sale investments.

13. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

14. SUBSEQUENT EVENTS

Between January 31, 2010 and March 11, 2010, 250,000 stock options were exercised for proceeds of $112,500. The Black-Scholes value associated with these options was $76,250.

On February 26, 2010 the Corporation completed a private placement consisting of 2,000,000 flow-through shares at a price of $2.50 per share (a 78% premium to market) for aggregate gross proceeds of $5,000,000. The shares are subject to a hold period of four months. The agent for the placement received finder's fees equal to 6% of the gross proceeds of the financing as well as non-transferable broker-warrants entitling the agent to purchase 120,000 ordinary common shares at $2.00 per share for a period of 2 years from the closing date.

In accordance with income tax legislation, the Company will renounce resource expenditure tax deductions equal to the eligible amount spent, to a maximum of $5,000,000, on December 31, 2010, for activities funded by the February 26th flow-through share arrangement, as described in note 7(ii). The transaction will result in a future income tax liability and a corresponding reduction of share capital, in the period when the renunciation occurs (first quarter of fiscal 2011), proportionate to the amount of expenditures, to a maximum of approximately $1,705,000. Any unspent flow-through amount and corresponding future tax liability will be carried forward and applied in the following year.

CORPORATE INFORMATION

MANAGEMENT AND DIRECTORS

Donald J. Robinson, Ph.D., P. Geo
President, CEO, Director

James L. Bezeau, BBA, CMA,
Chief Financial Officer

Catherine I. Butella, B.Sc.
Exploration Manager

Jay Goldman, BA, MBA, LLB
Corporate Secretary

Ian J. Bryans, B.A.*
Director

John A. Hansuld, Ph.D.*
Director

David K. Joyce,
Director

William L. Koyle *
Director

Richard W. Hutchinson, Ph.D.
Chief Technical Advisor

Neil Hillhouse, Ph.D.
Special Advisor

Jacques Bonneau, P. Eng., M.Sc.
Special Advisor

Dr. Ted Moses, (former Grand Cree Grand Chief)
Special Advisor

Chad Steward
Manager Communications

* Member of Audit Committee

AUDITORS

Stern & Lovrics
1200 Sheppard Ave. East, Suite 406
Toronto (North York), Ontario, Canada M2K 2S5

CORPORATE SERVICES

Marrelli & Drake
50 Richmond Street East, Suite 101
Toronto, Ontario, Canada, M5C 1N7

LEGAL COUNSEL

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, Ontario, Canada, M5H 3C2

TRANSFER AGENT

Equity Transfer & Trust Company
200 University Avenue, Suite 400
Toronto, Ontario, Canada M5H 4H1

SHARES LISTED

Symbol: ER
The Toronto Stock Exchange

SHARE STRUCTURE (as at Jan 31, 2010)

Issued: 86,869,538
Options: 4,700,000 ($3,890,500)
Warrants: 6,868,200 ($13,061,027)

CORPORATE OFFICE

36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

EXPLORATION OFFICE

834572, 4th Line EHS Mono Township
Orangeville, Ontario
Canada L9W 2Y8

CONTACTS

Don Robinson/Cathy Butella

Tel: (519)940-4870 Fax: (519)940-4871
Email: info@eastmain.com

Corporate Communications:

Chad Steward
Tel: (604)669-5026
Email: ircommunications@telus.net

WEBSITE: www.eastmain.com

Exploration – Discovery – Profitability